Exhibit 99.2

TENDER FORM

(FOR EQUITY SHAREHOLDERS HOLDING EQUITY SHARES IN DEMATERIALISED FORM)

Bid Number:	BUYBACK OPENS ON	[Day], [Date]
Date:	BUYBACK CLOSES ON	[Day], [Date]
For Registrar / Collection Centre use
	Inward No.	Date	Stamp
Status (please tick appropriate box)
	Individual	FPI	Insurance Co
	Foreign Co	NRI/OCB	FVCI
	Body Corporate	Bank/FI	Pension/PF
	VCF	Partnership/LLP	Others (Specify)
India Tax Residency Status: Please tick appropriate box
	Resident in India	Non-Resident in India	Resident of _____________ (country)
Route of Investment (For NR Shareholders only)
	Portfolio Investment Scheme	Foreign Investment Scheme

To,

INFOSYS LIMITED,

C/o Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Dear Sirs,

Sub: Letter of Offer dated [•] to buy back up to 11,30,43,478 (Eleven Crore Thirty Lakhs Forty Three Thousand Four Hundred and Seventy Eight Only) Equity Shares of Infosys Limited (the “Company”) at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty Only) Per Equity Share (the “Buyback Offer Price”) payable in cash

1.	I / We (having read and understood the Letter of Offer dated [•] issued by the Company) hereby tender / offer my / our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.
2.	I / We authorize the Company to buy back the Equity Shares offered (as mentioned above) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.
3.	I / We hereby warrant that the Equity Shares comprised in this Tender Offer are offered for Buyback by me/us free from all liens, equitable interest, charges and encumbrance.
4.	I / We declare that there are no restraints/injunctions or other covenants of any nature which limits/restricts in any manner my/our right to tender Equity Shares for Buyback and that I/we am/are legally entitled to tender the Equity Shares for Buyback.
5.	I / We agree that the Company will pay the Buyback Offer Price as per the Stock Exchange mechanism.
6.	I / We agree to return to the Company any Buyback consideration that may be wrongfully received by me / us.
7.	Details of Equity Shares held and tendered / offered for Buyback:

Particulars	In Figures	In Words
Number of Equity Shares held as on Record Date ([•])

Number of Equity Shares Entitled for Buyback (Buyback Entitlement)

Number of Equity Shares offered for Buyback (Including Additional Shares, if any)

• Number of Equity Shares held for a period of more than 12 months

• Number of Equity Shares held for a period less than or equal to 12 months

Note: An Eligible Shareholder may tender Equity Shares over and above his / her Buyback Entitlement. Number of Equity Shares validly tendered by any Eligible Shareholder up to the Buyback Entitlement of such Eligible Shareholder shall be accepted to the fullest extent. The Equity Shares tendered by any Eligible Shareholder over and above the Buyback Entitlement of such Eligible Shareholder shall be accepted in accordance with Paragraphs 23.8, 23.9, 23.10, 23.11 and 23.12 of the Letter of Offer. Equity Shares tendered by any Eligible Shareholder over and above the number of Equity Shares held by such Eligible Shareholder as on the Record Date shall not be considered for the purpose of acceptance.

8.	I / We agree to receive, at my own risk, the invalid/unaccepted Equity Shares under the Buyback Offer in the demat account from where I / We have tendered the Equity Shares in the Buyback. In case, if for any reason the Equity Shares cannot be credited to the above demat account, I / We agree to receive a single share certificate for the unaccepted Equity Shares in physical form.
9.	I/ We acknowledge that the responsibility to discharge the tax due on any gains arising on the Buyback is on me/us. I/We agree to compute gains on this transaction and immediately pay applicable taxes in India (whether by deduction of tax at source, or otherwise) and file tax return in consultation with our custodians/ authorized dealers/ tax advisors appropriately.
10.	I/ We undertake to indemnify the Company if any tax demand is raised on the Company on account of gains arising to me/ us on buyback of shares. I/We also undertake to provide the Company, the relevant details in respect of the taxability/ non-taxability of the proceeds arising on the Buyback of Equity Shares by the Company, copy of tax return filed in India, evidence of the tax paid, etc.
11.	I / We agree that the excess demat Equity Shares or unaccepted demat Shares, if any, tendered would be returned to the Selling Member by Clearing Corporation in payout.

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ACKNOWLEDGMENT SLIP: INFOSYS LIMITED – BUYBACK OFFER

(To be filled by the Equity Shareholder) (Subject to verification)

DP ID	Client ID
Received from Mr./Ms./Mrs.
Form of Acceptance-cum-Acknowledgement, Original TRS along with:
No. of Equity Shares offered for Buyback (In Figures)	(in words)
Please quote Client ID No. & DP No. for all future correspondence	Stamp of Broker

12.	Applicable for all Non-resident shareholders.
13.	I / We undertake to pay income taxes in India on any income arising on such Buyback and taxable in accordance with prevailing income tax laws in India by the 7th day of the succeeding month in which the Equity Shares are bought back by the Company. I / We also undertake to indemnify the Company against any income tax liability on any income earned on such Buyback of shares by me / us. Details of bank account of the sole or first Shareholder to be incorporated in the consideration warrant (to be mandatorily filled).
14.	I / We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my/our tender/offer and agree to abide by any decision that may be taken by the Company to effect the Buyback in accordance with the Companies Act, Buyback Regulations and any other applicable laws.
15.	Non-resident shareholders (including NRIs, OCBs and FPIs ) are requested to enclose a consent letter indicating the details of transfer i.e. number of Equity Shares to be transferred, the name of the investee company whose shares are being transferred i.e. “Infosys Limited” and the price at which the Equity Shares are being transferred i.e. “Price determined in accordance with the Buyback Regulations” duly signed by the shareholder or his/its duly appointed agent and in the latter case, also enclose the power of attorney.
16.	Details of Account with Depository Participant (DP):

Name of the Depository (tick whichever is applicable)	NSDL	CDSL
Name of the Depository Participant
DP ID No.
Client ID No. with the DP

17.	Equity Shareholders Details:

Particulars	First/Sole Holder	Joint Holder 1	Joint Holder 2	Joint Holder 3
Full Name(s) Of the Holder
Signature(s)*
PAN
Address of the Sole/First Equity Shareholder
Telephone No. of Sole/First Equity Shareholder		Email ID of Sole/First Equity Shareholder

*	Corporate must affix rubber stamp and sign under valid authority. The relevant corporate authorization should be enclosed with the application form submitted.

INSTRUCTIONS

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form

1.	This Offer will open on [•] and close on [•]
2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.
3.	Shareholders who desire to tender their equity shares in the dematerialized form under the Buyback would have to do so through their respective selling member by indicating the details of equity shares they intend to tender under the Buyback Offer.
4.	Shareholders should submit their duly filled Tender Form to the office of Registrar to the Buyback Offer (as mentioned in Paragraph [•] of the Letter of Offer) only post placing the bid via the Seller Member.
5.	The Buyback shall be rejected for demat shareholders in case of receipt of the completed Tender Form and other documents but non-receipt of Equity Shares in the special account of the Clearing Corporation or a non-receipt of valid bid in the exchange bidding system.
6.	The Equity Shares in the Offer shall be rejected if the tenderer is not an Eligible Shareholder of the Company as on the Record date, if there is a name mismatch in the demat account of the Shareholder or if the Eligible Shareholder has made a duplicate bid.
7.	The Shareholders will have to ensure that they keep the DP Account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to prorated Buyback as may be decided by the Company / Registrar to the Buyback, in accordance with the Buyback Regulations.
8.	Eligible Shareholders to whom the Offer is made are free to tender shares to the extent of their entitlement in whole or in part or in excess of their entitlement, but not exceeding their holding as on Record Date.
9.	All documents sent by Eligible Shareholder will be at their own risk. Eligible Shareholders are advised to adequately safeguard their interests in this regard.
10.	By agreeing to participate in the Buyback the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reporting, if required, including FC-TRS form, if necessary and undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.
11.	All capitalized terms used herein have the meaning ascribed to such term in the Draft Letter of Offer.

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO REGISTRAR TO THE BUYBACK AT THE FOLLOWING ADDRESS QUOTING YOUR CLIENT ID AND DP ID:

Investor Service Centre: Infosys Limited- Buyback offer

Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Tel: +91 40 6716 2222; Fax: +91 40 2343 1551

Email: infosyssharebuyback@karvy.com

Contact Person : M. Murali Krishna

SEBI Registration: INR000000221

Validity Period: Permanent

CIN: U72400TG2003PTC041636